Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604 661 9400
Fax: 604 661 9401

March 6, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: NEW GOLD INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 644535106/CA6445351068/COMMON
3	CUSIP/Class of Security entitled to vote	: 644535106/CA6445351068/COMMON
4.	Record Date for Notice	: 31 Mar 2006
5.	Record date for Voting	: 31 Mar 2006
6.	Beneficial Ownership determination date	: 31 Mar 2006
7.	Meeting Date	: 04 May 2006
8.	Meeting Location	: Vancouver BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401